ING CORPORATE ADVANTAGE VUL

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated April 28, 2006, to prospectus dated April 28, 2006.

This supplement updates certain information contained in your prospectus dated April 28, 2006. Please read it carefully and keep it with your product prospectus for future reference.

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Information about the ING Liquid Assets, ING MarketPro, ING MarketStyle Moderate Growth, ING Neuberger Berman Regency, ING VP Intermediate Bond and Neuberger Berman AMT Socially Responsive Portfolios appearing in Appendix B are hereby deleted in their entirety and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Liquid Assets Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity. Invests in a portfolio of high-quality, U.S. dollar denominated short-term debt securities that are determined by the subadviser to present minimal credit risks.
ING MarketPro Portfolio (Class I)	Investment Adviser: ING Investments, LLC	Seeks capital appreciation and secondarily, income.
ING MarketStyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and low to moderate level of current income.
ING Neuberger Berman Regency Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Neuberger Berman Management, Inc.	Seeks capital growth.
ING VP Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: Neuberger Berman Management Inc.	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.